UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SYNCHRONOSS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87157B103

(CUSIP Number)

Steven Spencer

Siris Capital Group, LLC

601 Lexington Avenue, 59th Floor

New York, NY 10022

(212)-231-0095

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons: Silver Private Holdings I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667

11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Silver Private Investments, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667

11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667

11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Partners III Parallel, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667

11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Partners GP III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667

11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris GP HoldCo III, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667

11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Capital Group III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667

11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN, IA

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Capital Group, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667

11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO, IA

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Advisor HoldCo III, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667

11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Advisor HoldCo, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667

11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D jointly filed by (i) Silver Private Holdings I, LLC, a Delaware limited liability company (“Silver Holdings”), (ii) Silver Private Investments, LLC, a Delaware limited liability company (“Silver Parent”), (iii) Siris Partners III, L.P., a Delaware limited partnership (“Siris Fund III”), (iv) Siris Partners III Parallel, L.P., a Delaware limited partnership (“Siris Fund III Parallel”), (v) Siris Partners GP III, L.P., a Delaware limited partnership (“Siris Fund III GP”), (vi) Siris GP HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III GP HoldCo”), (vii) Siris Capital Group III, L.P., a Delaware limited partnership (“Siris Fund III Advisor”), (viii) Siris Capital Group, LLC, a Delaware limited liability company (“Siris Capital Group”), (ix) Siris Advisor HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III Advisor HoldCo”); and (x) Siris Advisor HoldCo, LLC, a Delaware limited liability company (“Siris Advisor HoldCo”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on May 5, 2017 (as it may be amended from time to time, this “Schedule 13D”), relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Synchronoss Technologies, Inc. (the “Company”). Initially capitalized terms used in this Amendment No. 1 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by the addition of the following immediately prior to the penultimate paragraph thereof:

The Reporting Persons continue to explore a Potential Transaction and, in that regard, have requested that the Company furnish them with certain non-public information. In connection with the provision of such information, the Company has requested that Siris Capital Group enter into a customary non-disclosure agreement. On May 19, 2017, Siris Capital Group and the Company entered into a non-disclosure agreement (the “Non-Disclosure Agreement”) (see Item 6 below).

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Following the request of Siris Capital Group to obtain certain non-public information in connection with the exploration of a Potential Transaction, Siris Capital Group and the Company entered into the Non-Disclosure Agreement on May 19, 2017, pursuant to which Siris Capital Group agreed to customary non-disclosure and non-use obligations for a specified time period and subject to certain exceptions. The Non-Disclosure Agreement also contains, among other things, standstill provisions that prohibit Siris Capital Group from taking certain actions during the time period beginning on May 19, 2017 and ending on the earlier of (x) the termination of the Non-Disclosure Agreement, (y) the execution of a definitive agreement relating to a Potential Transaction and (z) February 19, 2018. Actions prohibited during the standstill period include Siris Capital Group, directly or indirectly, (A) acquiring any voting securities of the Company (including any derivatives, options, puts and calls) or (B) soliciting any proxies to vote, or advising any person with respect to the voting of, any voting securities of the Company (excluding, for the avoidance of doubt, in the case of clause (B), any voting securities beneficially owned by Siris Capital Group or its affiliates). The standstill restrictions do not prohibit (x) Siris Capital Group from acquiring (i) up to 0.5% of such securities, (ii) any other company that directly or indirectly owns such securities, or (iii) any broadly based index securities that derive their value from such securities or (y) the voting or disposing of any securities. Siris Capital Group will be released from the standstill restrictions if certain conditions are met, including, among other things, if the Company enters into a definitive agreement or accepts (or fails to recommend against) a tender offer that would result in a transaction in which a person or group acquires, directly or indirectly, securities representing 20% or more of the voting power of the outstanding securities of the Company or properties or assets constituting 20% or more of the consolidated assets of the Company and its subsidiaries. The Non-Disclosure Agreement further contains restrictions on Siris Capital Group, directly or indirectly, soliciting to employ or employing certain employees of the Company for a specified time period and subject to certain exceptions.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2017

SILVER PRIVATE HOLDINGS I, LLC
By: Silver Private Investments, LLC, its sole member

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Authorized Signatory

SILVER PRIVATE INVESTMENTS, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Authorized Signatory

SIRIS PARTNERS III, L.P.
SIRIS PARTNERS III PARALLEL, L.P.
By: Siris Partners GP III, L.P., its general partner
By: Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS PARTNERS GP III, L.P.
By: Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS GP HOLDCO III, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS CAPITAL GROUP III, L.P.
By: Siris Advisor HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS CAPITAL GROUP, LLC
By: Siris Advisor HoldCo, LLC, its managing member

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS ADVISOR HOLDCO III, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS ADVISOR HOLDCO, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member